                                                                    Exhibit 9(g)

                              OMNIBUS FEE AGREEMENT


         THIS AGREEMENT is made as of this day of September, 1997, by and among PROFUNDS (the "Company"), a Delaware business trust, BISYS FUND SERVICES LIMITED PARTNERSHIP, d/b/a BISYS FUND SERVICES ("BISYS LP"), an Ohio limited partnership, and BISYS FUND SERVICES, INC. ("BISYS"), a Delaware corporation.

         WHEREAS, the Company is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") consisting of several series of shares of beneficial interest ("Shares");

         WHEREAS, the Company and BISYS LP have entered into an Administration Agreement, dated September , 1997, concerning the provision of management and administrative services for the investment portfolios of the Company (individually referred to herein as a "Fund" and collectively as the "Funds");

         WHEREAS, the Company and BISYS have entered into a Fund Accounting Agreement and a Transfer Agency Agreement, each of which is dated September , 1997, concerning the provision of fund accounting and transfer agency services, respectively, for the Funds; and

         WHEREAS, the parties desire to set forth the compensation payable by the Company under the foregoing agreements in a separate written document.

         NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

         1. The Administration Agreement, Fund Accounting Agreement, and Transfer Agency Agreement referred to herein shall be referred to collectively as the "Service Agreements."

         2. The Company shall pay to BISYS LP all of the compensation set forth herein on the dates set forth herein.

         3. The amount of the compensation due and payable to BISYS LP shall be the greater of: (i) the aggregate fee amount due and payable for Administration, Fund Accounting and Transfer Agency services pursuant to the contractual fee schedule set forth in Schedule A hereto during the term of the Service Agreements or (ii) the minimum relationship fee pursuant to the minimum relationship fee schedule set forth in Schedule B hereto.

         4. This Agreement shall be governed by, and its provisions shall be construed in accordance with, the laws of the State of Ohio.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first written above.

                                 PROFUNDS

                                 By:
                                     -------------------------------------

                                 BISYS FUND SERVICES LIMITED
                                 PARTNERSHIP

                                 By:  BISYS FUND SERVICES, INC.,
                                          General Partner


                                 By:
                                     -------------------------------------



                                 BISYS FUND SERVICES, INC.

                                 By:
                                     -------------------------------------

                                   SCHEDULE A

                            CONTRACTUAL FEE SCHEDULE


Fund Administration Services
----------------------------

         The Company will pay to BISYS LP on the first business day of each month, or at such time(s) as BISYS LP shall request and the parties hereto shall agree, a fee computed daily at the annual rate set forth below:

         Fifteen one-hundredths of one percent (.15%) of the Company's average daily net assets up to $300 million.

         Thirteen one-hundredths of one percent (.13%) of the Company's average daily net assets in excess of $300 million up to $500 million.

         Eleven one-hundredths of one percent (.11%) of the Company's average daily net assets in excess of $500 million up to $700 million.

         Nine one-hundredths of one percent (.09%) of the Company's average daily net assets in excess of $700 million up to $900 million.

         Seven one-hundredths of one percent (.07%) of the Company's average daily net assets in excess of $900 million up to $1 billion.

         Five one-hundredths of one percent (.05%) of the Company's average daily net assets in excess of $1 billion.

Fund Accounting Services
------------------------

         The Company will pay BISYS LP on the first business day of each month, or at such time(s) as BISYS LP shall request and the parties hereto shall agree, a fee computed daily at the annual rate set forth below:

         Three one-hundredths of one percent (.03%) of each Fund's average daily net assets up to $300 million.

         Two one-hundredths of one percent (.02%) of each Fund's average daily net assets in excess of $300 million up to $500 million.

         One one-hundredth of one percent (.01%) of each Fund's average daily net assets in excess of $500 million.

         The fee payable by the Company hereunder shall be allocated to each Fund based upon its pro rata share of the total fee payable hereunder. Such fee as is attributable to each Fund shall be a separate (and not joint or joint and several) obligation of each such Fund.

         The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in the Fund Accounting Agreement. In addition, a flat annual fee of $10,000 per class shall be payable for each class of shares per Fund that is created after September , 1997.

Transfer Agency Services
------------------------

         The Company shall pay BISYS LP on the first business day of each month, or at such time(s) as BISYS LP shall request and the parties hereto shall agree, the fees set forth below.

                  Annual Fee per Shareholder Account: $15.00

         The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in the Transfer Agency Agreement.

                                   SCHEDULE B

                              MINIMUM RELATIONSHIP
                                  FEE SCHEDULE

         Subject to Section 3 of this Omnibus Fee Agreement, the total minimum relationship fee payable hereunder shall be $1,100,000. Such fee, if applicable, shall be paid in the increments set forth below; provided, however, that the Company, at its option, may accelerate the timing of the payment of such fee. In such instance, payments made in any calendar quarter in excess of the amount indicated below for that quarter can be credited against any future quarterly amount due.


         During the first calendar quarter of operations of the funds                 -0-
         During the second calendar quarter of operations of the funds                -0-
         During the third calendar quarter of operations of the funds         $    34,375
         During the fourth calendar quarter of operations of the funds        $    68,750
         During the fifth calendar quarter of operations of the funds         $   103,125
         During the sixth calendar quarter of operations of the funds         $   137,500
         During the seventh calendar quarter of operations of the funds       $   137,500
         During the eighth calendar quarter of operations of the funds        $   171,875
         During the ninth calendar quarter of operations of the funds         $   206,250
         During the tenth calendar quarter of operations of the funds         $   240,625
                                                                              -----------

                  Total minimum relationship fee                              $ 1,100,000


                                       B-1